SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2005

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of September 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated August 31, 2005, entitled " SHARE OPTION ALLOCATIONS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 01, 2005

By: / Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD")

SHARE OPTIONS ALLOCATIONS

DRDGOLD announces that on 26 August 2005 a total of 509 377 share options, in aggregate, have accrued to 67 senior members of staff in terms of clause 5.5 of the DRDGOLD (1996) Share Option Scheme ("the Share Option Scheme"), as amended, following the claw-back rights offer, which closed on 8 July 2005.

In compliance with rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("the JSE"), the following information is disclosed regarding the accrual of share options to directors under the Share Option Scheme.

Name	Number of options	Strike price (Rand)	Total value (Rand)
Directors			
MM Wellesley-Wood	57 710	5.50	317 405
IL Murray	44 716	5.50	245 938
RP Hume	4 157	5.50	22 863.50
MP Ncholo	2 694	5.50	14 817
GC Campbell	3 094	5.50	17 017
Company secretary			
TJ Gwebu	3 851	5.50	21 180.50

The accrual of share options in favour of the above named directors have been made in line with DRDGOLD's corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE and clause 5.5 of the Share Option Scheme.

The above trade was completed outside of a closed period.

Johannesburg
31 August 2005

Sponsor
Standard Bank